 NEWS RELEASE

YAMANA UPDATE ON GUALCAMAYO PROJECT

Toronto, Ontario, March 5, 2007 - YAMANA GOLD INC. (TSX: YRI; NYSE:AUY; LSE (AIM): YAU) is pleased to provide the following update on the ongoing activities at the Gualcamayo project.

Exploration Drilling

Drilling at Gualcamayo is continuing at the lower west extension and results for holes QD-380 and QD-385 have been received. Hole QD-385 returned assays of 2.01 Au g/t over 206.50 m including 2.97 Au g/t over 113.55 m. The hole also contained intervals of 4.51 Au g/t over 37.05 m and 10.23 Au g/t over 8.07 m. Also significant is that the hole ended in 4.17 Au g/t.

The hole QD-385 was drilled as a 50 m offset above hole QD-330 which returned an interval of 170 m of 1.60 Au g/t including 3.13 Au g/t over 52.25 m.

Hole QD-385 is approximately 180 m west from hole QD-309 which was the first hole into the lower west area. Hole QD-309 returned 2.62 Au g/t over 129.7 m including 3.23 Au g/t over 99.87 m. Hole QD-321 which is located between holes QD-309 and QD-385 returned 2.50 Au g/t over 118.00 m including 2.62 Au g/t over 92.00 m.

Hole QD-380 was drilled as a 100 m offset above QD-321 and returned 1.42 Au g/t over 82.22m, including 4.16 Au g/t over 8.33m. This hole may be delineating the upper part of the mineralized QDD west lower zone that connects with hole QD-302, 125 m to the east, which returned 3.36 Au g/t over 61m. The true width of the intercepts from holes QD-385 and QD-380 has yet to be determined by infill drill holes underway. The attached diagram shows the location of these two new holes in relation to past drilling.

Commenting on the above, Mr. Marrone, President and CEO of Yamana stated, “This is an extremely significant result as it continues to add confidence to the lower west high grade zone. This zone has now been intercepted by several drill holes and we are very confident that we will prove up a large bulk mineable underground target for QDD. Further, our drilling efforts continue to show that mineralization is still open to the west and east and down dip and we commenced an underground exploration adit in February 2007 and expect to start underground drilling to better define the zone in May 2007.

Drilling results continue to confirm our belief that Gualcamayo can grow significantly from its current resource base and provide the opportunity for eventually increasing the size and scope of the project.”

The table below shows details of the drilling results from holes QD-380 and QD-385.

Hole #	Type/Area	Azimuth (O)	Dip (O)	Total Length (meters)	From (meters)	To (meters)	Interval(1) (meters)	Au (g/t)
QD-380	QDD West	209	-20	411.65	328.98	411.20	82.22	1.40
Incl.					341.76	358.27	16.51	2.38
Incl.					402.87	411.20	8.33	4.16
QD-385	QDD West	222	-19	454.30	247.80	454.30	206.50	2.01
Incl.					328.05	441.60	113.55	2.97
Incl.					328.05	365.10	37.05	4.51
Incl.					341.93	350.00	8.07	10.23
(1) true width has yet to be determined

Environmental Impact Statement

The Environmental Impact Statement document was submitted to the San Juan authorities on December 18, 2006. The public review period has been completed and the Review Committee has commenced a review of the document. Several meetings have been held with the Committee and the Company expects that it will receive notification on the permit within the 45 working day timeframe.

Receipt of the required EIS permit will allow construction to commence immediately.

Feasibility Study

The feasibility study is well in hand and completion is expected in Q2/2007. The study will focus solely on the QDD open-pits and hence will not initially incorporate much of the latest drilling results. The Company plans to update this study with the Amelia Inés/Magdalena resource late in 2007 and also to complete a pre-feasibility study on the underground resource as more drilling results are received.

Quality Control

Exploration on the Gualcamayo project is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. All samples were collected in accordance with industry standards. Samples were submitted to Alex Stewart Assayers Argentina, S.A., in Mendoza, Argentina, an ISO 9001:2000 certified lab, for fire assay and ICP analysis. Check assays were submitted to ALS Chemex, an ISO-9001:2000 certified lab, in their Santiago, Chile facility. Accuracy and precision of results are tested through the systematic inclusion of standards, blanks and check assays.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in Latin America.

For further information:

Yamana Gold Inc. Yamana Gold Inc. Peter Marrone President & Chief Executive Officer (416) 815-0220 Email: investor@yamana.com Website: www.yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and "forward-looking information" under applicable Canadian securities laws. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include possible variations in ore grade or recovery rates, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed or referred to in the Company's annual Management's Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

2534750 E
2535000 E
2535250 E
2535500 E
2535750 E
2536000 E
2536250 E
N
PTZ BELGRANO
QDD WEST
06QD-330
07QD-385
06QD-380
06QD-321
06QD-309
PTZ BLANCO
QUEBRADA DEL DIABLO
Quebrada del Diablo
2006 Resource
0
200
400
Meters